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                             PROSPECTUS SUPPLEMENT

The attached constitutes a supplement (the "Prospectus Supplement") to that certain Prospectus dated May 5, 1999 (the "Prospectus") filed as part of the Registration Statement on Form S-8/S-3 (SEC File No. 333-77797) filed by Ticketmaster Online--CitySearch, Inc. with the Securities and Exchange Commission on May 5, 1999 (the "Registration Statement").

Except as specifically supplemented hereby, the Prospectus has not fundamentally changed.

This Prospectus Supplement is being filed under Rule 424(b)(3) of the Securities Act of 1933 as part of the Registration Statement.

         The date of this Prospectus Supplement is January 19, 2000



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The Section of the Prospectus titled "Plan of Distribution" is hereby supplemented by adding the following sentence:

   The Selling Stockholders may also enter into exchange-traded options.

As supplemented, the Section of the Prospectus titled "Plan of Distribution" reads in its entirety as follows:

                              PLAN OF DISTRIBUTION

Ticketmaster Online-CitySearch has been advised by the Selling Stockholders that they intend to sell all or a portion of the shares offered hereby from time to time in the Nasdaq National Market and that sales will be made at prices prevailing in the Nasdaq National Market at the times of such sales. As used herein, "Selling Stockholders" includes donees and pledgees selling shares received from a Selling Stockholder after the date of this Prospectus. The Selling Stockholders may also make private sales directly or through a broker or brokers, who may act as agent or as principal. Further, the Selling Stockholders may choose to dispose of the shares offered hereby by gift to a third party or as a donation to a charitable or other non-profit entity. In connection with any sales, the Selling Stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. The Selling Stockholders may also enter into exchange-traded options.

Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders and, if such broker acts as agent for the purchaser of such shares, from such purchaser.

Usual and customary brokerage fees will be paid by the Selling Stockholders. Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

Ticketmaster Online-CitySearch has advised the Selling Stockholders that Regulation M promulgated under the Exchange Act may apply to sales in the market and has informed them of the possible need for delivery of copies of this Prospectus. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any

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such broker-dealers, and, if any such broker-dealers purchase shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

Upon Ticketmaster Online-CitySearch's being notified by the Selling Stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a cross or block trade, a supplemental prospectus will be filed under Rule 424(c) under the Securities Act, setting forth the name of the participating broker-dealer(s), the number of shares involved, the price at which such shares were sold by the Selling Stockholders, the commissions paid or discounts or concessions allowed by the Selling Stockholders to such broker-dealer(s), and where applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus.

Any securities covered by this Prospectus which qualify for sale pursuant to Rules 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including any person who may be deemed to be an "affiliate" of Ticketmaster Online-CitySearch, is entitled to sell within any three month period "restricted shares" beneficially owned by him or her in an amount that does not exceed the greater of (i) 1% of the then outstanding shares of Class B Common Stock or (ii) the average weekly trading volume in shares of Class B Common Stock during the four calendar weeks preceding such sale, provided that at least one year has elapsed since such shares were acquired from Ticketmaster Online-CitySearch or an affiliate of Ticketmaster Online-CitySearch. Sales are also subject to certain requirements as to the manner of sale, notice and availability of current public information regarding Ticketmaster Online-CitySearch. However, a person who has not been an "affiliate" of Ticketmaster Online-CitySearch at any time within three months prior to the sale is entitled to sell his or her shares without regard to the volume limitations or other requirements of Rule 144, provided that at least one year has elapsed since such shares were acquired from Ticketmaster Online- CitySearch or an affiliate of Ticketmaster Online-CitySearch.

There can be no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock offered hereunder.